SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 15, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE COMMUNICATIONS LIMITED

Stock Code: 1097

Third Quarterly Results

for the nine months ended September 30, 2007

Results Highlights

•	Turnover decreased by 8% to HK$1,748 million (2006: HK$1,910 million).

•	Net profit after tax increased by 6% to HK$155 million (2006: HK$147 million).

•	Capital expenditure decreased by 26% to HK$131 million (2006: HK$178 million).

Pay TV

•	Subscribers increased by 7% to 845,000 during the nine-month period.

•	Turnover decreased by 16% to HK$1,212 million (2006: HK$1,440 million).

•	Operating profit decreased by 30% to HK$132 million (2006: HK$190 million).

Internet & Multimedia

•	Broadband subscribers decreased by 3% to 316,000 during the nine-month period.

•	Turnover decreased by 1% to HK$442 million (2006: HK$445 million).

•	Operating profit increased by 25% to HK$132 million (2006: HK$105 million) to equal Pay TV.

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

GROUP RESULTS

The unaudited Group profit attributable to Shareholders for the nine months ended September 30, 2007 amounted to HK$153 million, as compared to HK$146 million for the corresponding period in 2006. Basic and diluted earnings per share were both HK$0.076 for 2007, as compared to both HK$0.072 last year.

MANAGEMENT DISCUSSION AND ANALYSIS

A.	Review of results for the nine months ended September 30, 2007

The Group reported higher net profit during the first nine months ended September 30, 2007 on lower depreciation charges and tax provision. Profit after tax increased by 6% to HK$155 million.

Programming enhancement particularly in local production and effective subscriber acquisition and retention strategies have contributed to the rise of Pay TV subscriber base to 845,000 during the nine-month period.

Consolidated turnover decreased by 8% to HK$1,748 million, partly due to the absence of special events such as FIFA World Cup in 2006 and more competitive service packages. Revenue from new businesses such as film production and advertising in the Mainland tripled from a small base.

More effective cost management and resource redeployment helped to reduce operating costs before depreciation by 6% to HK$1,322 million. Programming costs decreased by 3%; network and other operating costs by 5%; and selling, general and administrative expenses by 15%.

Earnings before interest, tax, depreciation and amortisation (“EBITDA”) decreased by 14% to HK$425 million.

Depreciation decreased by 13% to HK$282 million.

Profit from operations decreased by 16% to HK$144 million, while profit before tax decreased by 9% to HK$162 million. With lower tax provision during the period, profit after tax increased by 6% to HK$155 million.

Basic earnings per share were 7.6 cents as compared to 7.2 cents in 2006.

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

B.	Segmental Information

Pay Television

Subscribers increased by 59,000 or 7% in the period to 845,000 as compared to 23,000 or 3% during the same period last year. However, turnover decreased by 16% to HK$1,212 million, mainly attributable to dilution from lower yield subscriptions and a return to normality for commercial airtime sales after FIFA World Cup 2006. Operating costs after depreciation decreased by 14% to HK$1,080 million due to decrease in programming costs, marketing and sales spending and depreciation charge. Operating profit decreased by 30% to HK$132 million (2006: HK$190 million).

Internet & Multimedia

The Broadband subscriber base was relatively stable at 316,000 in a mature marketplace; yield was also stable. Turnover was HK$442 million. Operating costs after depreciation decreased by 9% to HK$310 million partly due to lower depreciation charges. Operating profit increased by 25% to a record high of HK$132 million.

C.	Liquidity and Financial Resources

As of September 30, 2007, the Group had net cash of HK$578 million, as compared to HK$369 million a year ago.

The consolidated net asset value of the Group as at September 30, 2007 was HK$2,320 million, or HK$1.1 per share. As at September 30, 2007, the Group had property, plant and equipment with a net book value of approximately HK$657,000 held under finance lease contract.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the period amounted to HK$131 million, 26% lower than the same period last year. Major items included further network upgrade and expansion, investment in information systems, television production facilities and leasehold buildings.

The Group’s further ongoing capital expenditure and new business development will be funded by cash generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$32 million which remained unutilised as of September 30, 2007.

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

D.	Contingent Liabilities

At September 30, 2007, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$198 million, of which HK$166 million have been utilised by the subsidiaries.

E.	Human Resources

The Group had a total of 2,918 employees at the end of September 2007 (2006: 3,177). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$545 million (2006: HK$630 million).

The Group is committed to attracting, retaining and nurturing high quality employees, with pay for performance schemes, staff development programmes, and career advancement opportunities.

As a good employer, the Group not only takes care of employees’ well being, including organising a variety of health talks, but also actively supports and participates in community and social welfare events with employees.

F.	Operating Environment and Competition

The operating environment remained unfavourable as intensified competition continued to affect the Group’s operating and financial performances during the period under review.

In response, on top of unbundling its Pay TV packages competitively, the Group also re-aligned its sales strategy and will be opening retails shops in popular areas of the territory to expand its sales coverage. In the meantime, customer service has been enhanced following the opening of our integrated customer service centre in Guangzhou.

The Broadband access service market is mature, returning stable revenue and profitability to the Group. Competition has shifted to service quality, after-sales service as well as value-added services. Pursuant to the acquisition of new media exhibition rights for the Beijing Olympics next year, the Group has started to prepare for full exploitation of the rights to maximise its business and other potential values.

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

G.	Outlook

The operating environment in the near and medium term will continue to be challenging with the imminent launch of digital terrestrial television service by the two commercial broadcasters, on top of competition from peers in the Pay TV market.

Nonetheless, the Group is sparing no efforts to consolidate its position in the television market with the acquisition of prized products, such as the Olympics Games and FIFA World Cup, enhancement of its own production, as well as sharpening its sales and marketing and after-sales services.

Some of these efforts are beginning to bear fruit in enhancing our competitiveness and subscriber loyalty; and the Group is confident that it would continue to be very competitive in this crowded market.

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the nine months ended September 30, 2007

		2007	2006
	Note	HK$’000	HK$’000
Turnover	(2,3)	1,747,901	1,909,547
Programming costs		(720,893)	(742,673)
Network and other operating expenses		(315,851)	(332,508)
Selling, general and administrative expenses		(285,716)	(337,682)

Profit from operations before depreciation		425,441	496,684
Depreciation		(281,507)	(324,812)

Profit from operations	(3)	143,934	171,872
Interest income		16,154	7,075
Finance costs		(16)	(24)
Non-operating income/(expenses)	(4)	1,916	(193)

Profit before taxation	(4)	161,988	178,730
Income tax expense	(5)	(6,878)	(32,092)

Profit after taxation		155,110	146,638

Attributable to:
Equity shareholders of the Company		153,218	145,967
Minority interests		1,892	671

Profit after taxation		155,110	146,638

Dividends payable to equity shareholders attributable to the period
Final dividend of 5 cents (2006: 5 cents) per share in respect of the previous financial year, declared during the period		100,962	100,962
Interim dividend of 3.5 cents (2006: 3.5 cents) per share declared during the period		70,673	70,673

		171,635	171,635

Earnings per share
Basic	(6)	7.6 cents	7.2 cents

Diluted	(6)	7.6 cents	7.2 cents

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

CONSOLIDATED BALANCE SHEET

At September 30, 2007

		At September 30, 2007 (unaudited)	At December 31, 2006 (audited)
	Note	HK$’000	HK$’000
Non-current assets
Property, plant and equipment		1,432,157	1,591,353
Programming library		193,822	185,702
Other intangible assets		9,487	12,775
Deferred tax assets	(7)	364,466	388,266
Other non-current assets		180,245	51,079

		2,180,177	2,229,175

Current assets
Inventories		4,278	1,111
Accounts receivable from trade debtors	(8)	94,504	85,585
Deposits, prepayments and other receivables		102,923	64,445
Amounts due from fellow subsidiaries		3,581	56,361
Cash and cash equivalents		577,502	586,197

		782,788	793,699

Current liabilities
Amounts due to trade creditors	(9)	22,973	42,675
Accrued expenses and other payables		341,815	395,698
Receipts in advance and customers’ deposits		107,793	107,527
Obligations under finance leases		217	705
Current taxation		—	49
Amounts due to fellow subsidiaries		32,651	43,735
Amount due to immediate holding company		1,979	989

		507,428	591,378

Net current assets		275,360	202,321

Total assets less current liabilities		2,455,537	2,431,496

Non-current liabilities
Deferred tax liabilities	(7)	97,996	115,061
Obligations under finance leases		—	72
Other non-current liabilities		37,526	53,970

		135,522	169,103

NET ASSETS		2,320,015	2,262,393

Capital and reserves
Share capital		2,019,234	2,019,234
Reserves		295,212	239,719

Total equity attributable to equity shareholders of the Company		2,314,446	2,258,953
Minority interests		5,569	3,440

TOTAL EQUITY		2,320,015	2,262,393

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the nine months ended September 30, 2007

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Special capital reserve	Exchange reserve	Revenue reserve	Statutory reserve fund	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2006*	2,019,234	4,838,365	7,924	(187)	(4,616,969)	—	229,133	2,248,367	—	2,248,367

Profit for the period	—	—	—	—	145,967	—	145,967	145,967	671	146,638

Dividend approved in respect of the previous year	—	—	—	—	(100,962)	—	(100,962)	(100,962)	—	(100,962)

Translation of foreign subsidiaries’ financial statements	—	—	—	(244)	—	—	(244)	(244)	—	(244)

Acquisition of subsidiary	—	—	—	(100)	—	—	(100)	(100)	1,887	1,787

Transfer to statutory reserve fund	—	—	—	—	(132)	132	—	—	—	—

Transfer to special capital reserve**	—	—	1,594	—	(1,594)	—	—	—	—	—

Balance at September 30, 2006*	2,019,234	4,838,365	9,518	(531)	(4,573,690)	132	273,794	2,293,028	2,558	2,295,586

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the nine months ended September 30, 2007

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Special capital reserve	Exchange reserve	Revenue reserve	Fair value reserve	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2007*	2,019,234	4,838,365	13,771	(81)	(4,612,336)	—	239,719	2,258,953	3,440	2,262,393

Profit for the period	—	—	—	—	153,218	—	153,218	153,218	1,892	155,110

Dividend approved in respect of the previous year	—	—	—	—	(100,962)	—	(100,962)	(100,962)	—	(100,962)

Translation of foreign subsidiaries’ financial statements	—	—	—	555	—	—	555	555	108	663

Equity contribution from minority interest	—	—	—	—	—	—	—	—	129	129

Change in fair value of available for sale securities	—	—	—	—	—	2,682	2,682	2,682	—	2,682

Transfer to special capital reserve**	—	—	57	—	(57)	—	—	—	—	—

Balance at September 30, 2007*	2,019,234	4,838,365	13,828	474	(4,560,137)	2,682	295,212	2,314,446	5,569	2,320,015

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.
**	The special capital reserve is non-distributable and it should be applied for the same purposes as the share premium account.

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

NOTES TO THE INTERIM FINANCIAL REPORT

(1)	Basis of preparation and comparative figures

The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The HKICPA has issued certain new and revised Hong Kong Financial Reporting Standards (“HKFRSs”) that are first effective or available for early adoption for the current accounting periods of the Group. We believe the adoption of these new and revised HKFRSs will not have a material impact on the Group’s financial position or results of operations.

The same accounting policies adopted in the annual financial statements for the year ended December 31, 2006 have been applied to the interim financial report.

(2)	Turnover

Turnover comprises principally subscription and related fees for Pay television and Internet services, Internet Protocol Point wholesale services. It also includes advertising income net of agency deductions, channel service and distribution fees, programme licensing income, film exhibition and distribution income, network maintenance income and other related income.

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

(3)	Segment information

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group’s revenue and result by principal activity for the nine months ended September 30:

	Segment revenue		Segment result
	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	1,211,643	1,439,912	132,013	189,569
Internet and multimedia	442,295	444,660	131,891	105,127
Unallocated	112,787	36,929	(116,250)	(122,824)
Inter-segment elimination	(18,824)	(11,954)	(3,720)	—

	1,747,901	1,909,547	143,934	171,872

Profit from operations			143,934	171,872
Interest income			16,154	7,075
Finance costs			(16)	(24)
Non-operating income/(expenses)			1,916	(193)
Income tax expense			(6,878)	(32,092)

Profit after taxation			155,110	146,638

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

(4)	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	Nine months ended September 30,
	2007	2006
	HK$’000	HK$’000
Depreciation
- assets held for use under operating leases	24,925	29,917
- other assets	256,582	294,895

	281,507	324,812

Amortisation of programming library*	91,185	66,476
Amortisation of other intangible assets**	3,288	—
Staff costs	513,029	578,675
Contributions to defined contribution retirement plans	21,593	23,134
Cost of inventories used	5,961	10,237
Auditors’ remuneration	2,923	2,216

Non-operating (income)/expenses
Net (gain)/loss on disposal of property, plant and equipment	(1,916)	193

*	Amortisation of programming library is under programming costs in the consolidated results of the Group.
**	Amortisation of other intangible assets is under network and other operating expenses in the consolidated results of the Group.

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

(5)	Income tax

The provision for Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the period (2006: 17.5%). Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant countries. The income tax charge for the nine months ended September 30 represents:

	2007	2006
	HK$’000	HK$’000
Current tax provision – overseas	143	174
Net deferred tax expenses	6,735	31,918

	6,878	32,092

(6)	Earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$153 million (2006: HK$146 million) and the weighted average number of ordinary shares outstanding during the period of 2,019,234,400 (2006: 2,019,234,400).

The calculation of diluted earnings per share is based on the weighted average number of ordinary shares of 2,019,234,400 (2006: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

(7)	Deferred tax in the balance sheet

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Tax losses	Other	Total
	HK$’000	HK$’000	HK$’000	HK$’000
At January 1, 2007	164,215	(440,051)	2,631	(273,205)
Charged/(credited) to consolidated profit and loss account (Note 5)	(32,687)	40,409	(987)	6,735

At September 30, 2007	131,528	(399,642)	1,644	(266,470)

	At September 30, 2007	At December 31, 2006
	HK$’000	HK$’000
Net deferred tax assets recognised on the balance sheet	(364,466)	(388,266)
Net deferred tax liabilities recognised on the balance sheet	97,996	115,061

	(266,470)	(273,205)

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

(8)	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of impairment losses for bad and doubtful accounts) is set out as follows:

	At September 30, 2007	At December 31, 2006
	HK$’000	HK$’000
0 to 30 days	38,351	24,819
31 to 60 days	12,021	24,428
61 to 90 days	18,746	16,869
Over 90 days	25,386	19,469

	94,504	85,585

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days.

(9)	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	At September 30, 2007	At December 31, 2006
	HK$’000	HK$’000
0 to 30 days	5,688	3,806
31 to 60 days	5,914	3,916
61 to 90 days	2,626	6,537
Over 90 days	8,745	28,416

	22,973	42,675

By Order of the Board

Wilson W. S. Chan

Secretary

Hong Kong, November 15, 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with four independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

i-CABLE Communications Limited

Third Quarterly Results Announcement (November 15, 2007)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: November 15, 2007